The Thomson Corporation Metro Center, One Station Place Stamford, CT 06902 Tel (203) 539-8700 www.thomson.com News Release

Media Contact:                                                                                                                   Investor Contact:

Jason Stewart                                                                                                                      Frank Golden

Director, Public Relations                                                                                                  Vice President, Investor Relations

(203) 539-8339                                                                                                                      (203) 539-8470

jason.stewart@thomson.com                                                                                            frank.golden@thomson.com

For immediate release

The Thomson Corporation Names Frank Golden Vice President, Investor Relations

STAMFORD, Conn., June 1, 2004 - The Thomson Corporation (NYSE: TOC; TSX: TOC) today announced that Frank J. Golden, age 46, has joined Thomson as vice president, investor relations.

Mr. Golden will be the primary point of contact with the investment community, with responsibility for communicating the company's business strategies and financial performance to investors and analysts globally.

Most recently, Mr. Golden served as senior vice president, investor relations for Cablevision Systems Corporation where he was responsible for structuring, managing and executing the company's investor relations program, including the public offering and NYSE listing of Cablevision's Rainbow Media Group.  Previously, he was Cablevision's vice president and assistant treasurer, directing numerous acquisitions, divestitures and financings.  Prior to joining Cablevision in 1989, Mr. Golden was relationship manager in the Media and Entertainment Group for The Bank of Montreal in New York.  He began his career as a loan officer at Mellon Bank in Pittsburgh, PA.

-more-

Thomson Names Frank Golden

Vice President, Investor Relations

June 1, 2004

Mr. Golden holds an M.B.A. degree in Finance from Northeastern University, and a B.A. degree in Public Administration from Fordham University.

Mr. Golden will report to Brian T. Martin, senior vice president, corporate affairs of Thomson.  "I am very pleased to welcome Frank to the Thomson management team," said Mr. Martin.  "He brings outstanding financial skills and an excellent track record in investor relations to the company as we continue to strengthen our relationships with investors and build further awareness of Thomson in the financial community."

The Thomson Corporation

The Thomson Corporation (www.thomson.com), with 2003 revenues from continuing operations of $7.6 billion, is a global leader in providing integrated information solutions to business and professional customers.  Thomson provides value-added information, software tools and applications to more than 20 million users in the fields of law, tax, accounting, financial services, higher education, reference information, corporate training and assessment, scientific research and healthcare.  With operational headquarters in Stamford, Conn., Thomson has approximately 39,000 employees and provides services in approximately 130 countries.  The Corporation's common shares are listed on the New York and Toronto stock exchanges (NYSE: TOC; TSX: TOC).